UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER 000-19621
CUSIP NUMBER 03814F 20 5

(Check One):	Form 10-K ☐	Form 20-F ☐	Form 1l-K ☐	Form 10-Q ☑	Form 10-D ☐	Form N-SAR ☐	Form N-CSR ☐

For Period Ended:  April 4, 2015

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:_____________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Appliance Recycling Centers of America, Inc.
Full Name of Registrant

Former Name if Applicable

7400 Excelsior Boulevard
Address of Principal Executive Office (Street and Number)

Minneapolis, Minnesota 55426-4517
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant requires additional time to finalize certain required disclosures and documentation for its Form 10-Q for the fiscal quarter ended April 4, 2015. Accordingly, the Form 10-Q cannot be filed within the prescribed time period without unreasonable effort or expense.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV - OTHER INFORMATION

(1)   Name and telephone number of person to contact in regard to this notification

Edward R. Cameron	(952)	930-9000
(Name)	(Area Code)	(Telephone Number)

(2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of
the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☑  No ☐

(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑  No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report revenue of approximately $27.5 million for the first three months of fiscal 2015, compared with revenues of $33.1 million for the first three months of fiscal 2014. Net loss attributable to controlling interest is expected to be approximately $1.6 million for the three months ended April 4, 2015, compared to net income attributable to controlling interest of $0.7 million for the three months ended March 29, 2014. The results expected to be reported were unfavorably impacted by delays in the deliveries of replacement appliances under one of our largest utility replacement programs, the declines in the selling prices of scrap metal and other byproducts that we sell, and a decline in carbon offset revenues as compared to the first quarter of fiscal 2014.

Appliance Recycling Centers of America, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 19, 2015	By:	/s/ Edward R. Cameron
Edward R. Cameron,
President and Chief Executive Officer

3